SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                 Commission File Number 0-28277
                                                                        -------

(Check One)
|X| Form 10-K and Form 10-KSB |_| Form 11-K
|_| Form 20-F |_| Form 10-Q and Form 10-QSB |_| Form N-SAR

      For period ended December 31, 2000
                       -----------------

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

      For the transition period ended
                                      ------------------------------------------

      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant Heritage Productions, Inc.
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      Former name if applicable
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      Address of principal executive office 712 Fifth Avenue, 7th Floor
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      City, State and Zip Code New York, NY 10019
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

                                     PART II
                             RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant's current auditor was first retained in January 2001. Subsequent to such retention, registrant has at various times provided its auditor with such documentation and information needed and requested by it to prepare and complete the audit of registrant's financial statements for the fiscal year ended December 31, 2000. Not having previously served as registrant's independent auditors, the audit is taking more time to complete than an audit prepared for a client with which the auditor has had an ongoing relationship. This, together with the timing of the auditor's engagement, has prevented the auditor from completing the audit in sufficient time for registrant to file its Form 10K-SB by its due date. (See attached Accountant's Statement).


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

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

      Adam S. Gottbetter, Esq.              (212)              983-6900
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                                         (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                          |X| Yes       |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          |_| Yes       |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                           Heritage Productions, Inc.
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2001                     By: /s/ Howard  Blum
                                            ------------------------------------
                                            Howard Blum, President


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

                             ACCOUNTANT'S STATEMENT

                                          ROGOFF & COMPANY, P.C.
                                          Certified Public Accountants

                                          April 2, 2001

Cheryl Lappen, Esq.
Kaplan, Gottbetter & Levenson, LLP
630 Third Avenue
New York, NY 10017

By Mail and Fax to (212) 983-9210

                                          Re: Heritage Productions, Inc.

Dear Ms. Lappen:

      We write to request an extension of time within which to complete our audit of Heritage Productions, Inc. for the fiscal year ended December 31, 2000.

      We need the additional time because it is, for us, an initial audit, the prior CPA is deceased and control of the Company changed hands in mid-year, which has made it more difficult than originally anticipated in assembling the necessary documentation for the audit.

                                          Very truly yours,

                                          /s/ Donal Meyers
                                          ----------------
                                              Donal Meyers

               275 Madison Avenue, New York, New York 10016-1101
                       - 212-557-5666 - fax 212-557-9330


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